Exhibit 99.1

Caledonia Mining Corporation Plc

Caledonia Group Signs US$150 Million Interim Financing Facilities Agreement

to Support Construction of the Bilboes Gold Project

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, November 5, 2026 – Caledonia Mining Corporation Plc ("Caledonia" or the "Company" and together with its subsidiaries the “Group”) is pleased to announce that its subsidiary Caledonia Holdings Zimbabwe (Private) Limited has signed an interim financing facilities agreement of up to US$150 million (the "Facility"), providing additional financial flexibility as the Group executes its financing strategy for the Bilboes Gold Project in Zimbabwe (“Bilboes”). The Facility has a termination date of 36 months from its effective date, with the option of a one-year extension.

The Facility has been arranged by Stanbic Bank Zimbabwe Limited, a member of the Standard Bank Group, and CBZ Bank Limited (acting through CBZ Capital) as mandated lead arrangers and is syndicated across a consortium of leading Zimbabwean financial institutions comprising Stanbic Bank, CBZ Bank Limited, Central African Building Society, FBC Bank Limited, FBC Crown Bank Limited, First Capital Bank Limited, NMB Bank Limited and ZB Bank Limited.

The Facility comprises two tranches:

•	Facility A: a revolving credit facility of up to US$50 million at an interest rate of the secured overnight financing rate for the relevant period (“SOFR”) plus 8.10% per annum. Facility A will remain available until one month prior to the maturity of the Facility (which is three years from the effective date, with the option of a one-year extension). Initial utilisation of Facility A is subject to certain conditions, including the implementation of additional hedging arrangements.

•	Facility B: a term facility of up to US$100 million, with an accordion option of up to a further US$50 million, at an interest rate of SOFR plus 7.90% per annum. Facility B has an 18-month availability period and capital repayment pause, following which amounts drawn will be repaid through quarterly repayments.

The Facility provides the Group with an additional source of funding while maintaining momentum on the development of Bilboes and advancing discussions with prospective providers of long-term project finance.

The successful syndication of the Facility across eight banking institutions demonstrates strong support from the Zimbabwean banking sector for both the Group and the project. The Facility complements the Company's recently completed convertible notes offering and gold price hedging programme, creating a diversified and robust financing platform as the Group advances towards securing the final component of its funding strategy.

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

Progress on Bilboes Funding Strategy

Bilboes is expected to be a transformational growth project for Caledonia and is a key component of the Group’s strategy to become a larger, multi-asset Zimbabwe-focused gold producer.

Earlier in 2026, Caledonia announced a four-pillar funding strategy designed to support the development of Bilboes while balancing financial flexibility and prudent risk management. The Facility forms the third pillar of the funding strategy.

Significant progress has since been achieved across each of the funding pillars:

1. Gold Price Hedging Programme - Completed

In December 2025, Caledonia implemented a gold price hedging programme through put options covering 3,000 ounces per month through December 2028, establishing a floor price of US$3,500 per ounce while retaining full participation in upside gold price movements. The programme provides downside gold price protection on Blanket Mine’s production which has the benefit of both giving greater comfort to the providers of the Facility, whilst also giving confidence on the contribution of Blanket Mine’s cash flows that can be directed to fund the development of Bilboes. Further hedging is required in due course to match the tenor of the Facility.

2. Convertible Notes Offering - Completed

In January 2026, Caledonia successfully completed an upsized US$150 million convertible notes offering, generating approximately US$130 million in net proceeds. The offering attracted strong investor demand and further strengthened the Group’s funding position.

3. Interim Financing Facility - Completed

The Facility announced today represents the third pillar of the funding strategy and provides access to up to US$150 million (and potentially more if the accordion option is exercised) from a consortium of Zimbabwean banking institutions.

4. Long-Term Project Finance - In Progress

Caledonia continues to advance discussions with regional and international financial institutions regarding a longer-term project financing package. Due diligence and lender engagement processes are ongoing and are running in parallel with the Facility.

With the completion of the hedging programme, convertible notes offering and the Facility, Caledonia will have successfully delivered three of the four pillars of its Bilboes funding strategy and believes it has made substantial progress towards establishing a comprehensive financing solution for the development of the project.

Initial ground works at Bilboes are now underway and the main construction will take place during 2027 and 2028. The project remains on track to deliver first gold in under two years from now in October 2028.

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Mark Learmonth, Chief Executive Officer, commented:

“Earlier this year, we set out a clear four-pillar funding strategy for Bilboes. With the successful completion of our hedging programme, convertible notes offering and now the US$150 million interim financing facility, we will have successfully delivered three of those four pillars and substantially advanced the funding framework for the project, as we seek to deliver our long-term growth strategy.

“The support received from banking institutions and international capital markets investors reflects confidence in the quality of Bilboes, our development approach and the broader outlook for Zimbabwe's gold mining sector. The successful execution of these financing initiatives demonstrates our ability to access multiple sources of capital and provides a strong foundation as we continue to progress the final project finance component of the funding strategy.

“Bilboes is expected to transform Caledonia’s production profile and we remain focused on advancing the project towards development. We are encouraged by the progress made to date and remain on track to achieve first gold in October 2028.

“On behalf of Caledonia, I would like to thank mandated lead arrangers Stanbic and CBZ, and the other participating lenders namely Central African Building Society, FBC Bank, FBC Crown Bank, First Capital Bank, ZB Bank and NMB Bank for their support, commitment and constructive engagement throughout this process."

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Harkell	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: satisfaction and expected timing of the Facility’s conditions precedent, implementation of additional hedging arrangements and further hedging to match the Facility’s tenor, availability, utilisation, maturity, extension and repayment of the Facility, continued development of Bilboes and maintenance of development momentum, progress toward, negotiation and securing of long-term project finance, Bilboes becoming a transformational growth project and supporting Caledonia’s multi-asset growth strategy, establishment of a comprehensive financing solution for Bilboes, expected benefits of the Facility and diversified funding platform, ongoing due diligence and lender engagement, Bilboes advancing toward development, first gold from Bilboes being achieved in October 2028 and future performance and outlook for Zimbabwe’s gold mining sector.. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful and timely implementation of planned operational initiatives; equipment availability and reliability; mine sequencing; ground conditions; labour availability and productivity; plant performance; the timely commissioning of planned processing plant improvements; failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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